Exhibit 22.1

Subsidiary Guarantors

The following subsidiaries of MoneyGram International, Inc. (the “Issuer”) may be guarantors of debt securities issued by the Issuer.

Exact Name of Additional Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	Role
MoneyGram International Payment Systems, Inc.	Delaware	Guarantor
MoneyGram Payment Systems Worldwide, Inc.	Delaware	Guarantor
MoneyGram Payment Systems, Inc.	Delaware	Guarantor